FORM U-3A-2           BLUEFIELD GAS COMPANY
                                                           FILE NO. 69-153-3



                     SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C.

               Statement By Holding Company Claiming Exemption
               -----------------------------------------------
                Under Rule U-3A-2 From the Provisions of the
                --------------------------------------------
                 Public Utility Holding Company Act of 1935
                 ------------------------------------------


      Bluefield Gas Company ("Bluefield Gas") hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935. In support of such claim for exemption, the following information is submitted:

      1. Bluefield Gas is a natural gas public utility organized and existing in good standing under the laws of the State of West Virginia. Bluefield Gas distributes natural gas to some 4,057 residential, commercial and industrial customers located in the City of Bluefield, West Virginia and the immediate surrounding area of Mercer County, West Virginia pursuant to certificates of convenience and necessity at rates and charges issued and prescribed by the West Virginia Public Service Commission. Bluefield Gas owns all of the issued and outstanding voting securities of Commonwealth Public Service Corporation ("Commonwealth"), a Virginia public service corporation, providing natural gas service to approximately 878 residential, commercial and industrial customers in Bluefield, Virginia and the immediate surrounding area in Tazewell County, Virginia pursuant to certificates of convenience and necessity at rates and charges issued and prescribed by the State Corporation Commission of Virginia.

      2. Bluefield Gas owns a transmission line extending from Princeton, West Virginia to Bluefield, West Virginia, and a distribution system within the City of Bluefield, West Virginia, and the immediate surrounding area of Mercer County, West Virginia. Natural Gas is purchased from various producers and marketers and transported on Columbia Gas Transmission Corporation's system to Princeton, West Virginia. It is then transported on Bluefield Gas' transmission line to Bluefield where it is distributed at retail to Bluefield Gas customers. A portion of the gas is sold at the West Virginia-Virginia state line to Commonwealth for resale, pursuant to tariff on file with the Federal Energy Regulatory Commission, to its customers in Bluefield, Virginia and the surrounding area of Tazewell County, Virginia.

      3. The following information for the last calendar year with respect to Bluefield Gas and Commonwealth is submitted:

            (a) Bluefield Gas distributed at retail 822,059 MCF of gas during the calendar year 1995. Commonwealth distributed at retail 256,725 MCF of gas during the calendar year 1995.

            (b) Neither Bluefield Gas nor Commonwealth distributed at retail natural gas outside the state of its incorporation.

            (c) Commonwealth did not sell at wholesale natural gas outside the Commonwealth of Virginia. Bluefield Gas sold 256,725 MCF of natural gas at wholesale to Commonwealth at the Virginia-West Virginia state line.

            (d) Bluefield Gas purchased 1,165,705 MCF of natural gas outside the State of West Virginia. All such gas was transported to Bluefield Gas for resale as system supply by Columbia Gas Transmission Corporation. Bluefield Gas transported 17,681 MCF of natural gas to its end-users for other marketers. Commonwealth purchased 256,725 MCF of natural gas from Bluefield Gas at the Virginia-West Virginia state line.

      4. (a through e) Not applicable The Company holds no interest, directly or indirectly in an exempt wholesale generator (EWG) or foreign utility company.

      A consolidating statement of income and surplus and a consolidating balance sheet for Bluefield Gas and Commonwealth for the 1995 calendar year is attached as Exhibit A and Exhibit A(1).

      The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 26th day of February, 1996.


                                           BLUEFIELD GAS COMPANY



                                    By: s/ Frank A. Farmer, Jr.
					----------------------------------
                                                       Its President

(SEAL)

ATTEST:



s/ Roger L. Baumgardner
----------------------------------------
                  Secretary

Notices and correspondence regarding this statement should be addressed to:

                  Roger L. Baumgardner
                  Secretary & Treasurer
                  Bluefield Gas Company
                  Post Office Box 13007
                  Roanoke, VA  24030

BLUEFIELD GAS COMPANY                                                                             Exhibit A
CONSOLIDATING INCOME STATEMENT
FOR THE TWELVE MONTHS ENDED 12-31-95


                                          BLUEFIELD     COMMONWEALTH
                                                GAS           PUBLIC
                                            COMPANY          SERVICE      ELIMINATIONS      CONSOLIDATED
                                           --------          -------      ------------      ------------
OPERATING REVENUE                       $4,904,907       $1,259,397          (914,199)       $5,250,105
COST OF GAS                              3,543,247          894,900          (894,900)        3,543,247
                                        -----------      -----------       -----------       -----------
OPERATING MARGIN                         1,361,660          364,497           (19,299)        1,706,858

OTHER OPERATING EXPENSES:
   Other operations                        566,103          156,582           (19,299)          703,386
   Maintenance                             114,666           47,531                             162,197
   Taxes - general                         238,221           50,041                             288,262
   Taxes - income                           84,237           22,691                             106,928
   Depreciation and amortization           129,514           42,690                             172,204
                                        -----------      -----------       -----------       -----------
Total other operating expenses           1,132,741          319,535           (19,299)        1,432,977

OPERATING EARNINGS                         228,919           44,962                 0           273,881

OTHER INCOME AND DEDUCTIONS:
   Interest income                           8,380                                                8,380
   Merchandising and jobbing, net            1,518                                                1,518
   Other deductions                         (4,307)            (246)                             (4,553)
   Taxes - income                           (3,173)              84                              (3,089)
                                        -----------      -----------       -----------       -----------
Total other income and deductions            2,418             (162)                0             2,256

EARNINGS BEFORE INTEREST CHARGES           231,337           44,800                 0           276,137

INTEREST CHARGES:
   Long-term debt                           92,183                                               92,183
   Other interest                           18,186              766                              18,952
                                        -----------      -----------       -----------       -----------
Total interest charges                     110,369              766                 0           111,135

NET EARNINGS                              $120,968          $44,034                $0          $165,002
                                        ===========      ===========       ===========       ===========

BLUEFIELD GAS COMPANY                                                                          Exhibit A(1)
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 1995

                                          BLUEFIELD     COMMONWEALTH
                                                GAS           PUBLIC
                                            COMPANY          SERVICE      ELIMINATIONS      CONSOLIDATED
                                            -------          -------      ------------      ------------
ASSETS:

UTILITY PLANT:
Utility Plant in Service                 $4,449,392      $1,028,443                           $5,477,835
Accumulated Depreciation                  1,768,181         313,426                            2,081,607
                                        -----------      -----------       -----------       -----------
Utility Plant in Service, Net             2,681,211         715,017                 0          3,396,228
Construction Work-In-Progress                 5,249              66                                5,315
                                        -----------      -----------       -----------       -----------
Utility Plant, Net                        2,686,460          715,083                0          3,401,543

CURRENT ASSETS:
Cash                                        160,241           3,561                              163,802
Accounts Receivable                         841,764         (89,313)                             752,451
Inventories                                 717,447                                              717,447
Deferred Income Taxes                                                                                  0
Gas Cost Recoverable
   from Customers                                                                                      0
Purchased Gas Adjustment                                     75,697           (75,697)                 0
Other                                        41,343                                               41,343
                                        -----------      -----------       -----------       -----------
Total Current Assets                      1,760,795         (10,055)          (75,697)         1,675,043

OTHER ASSETS:
Unrecovered Purchase Gas
   Adjustments                                                                                         0
Other                                        55,922          12,229            19,985             88,136
                                        -----------      -----------       -----------       -----------
Total Other Assets                           55,922          12,229            19,985             88,136

TOTAL                                    $4,503,177        $717,257          ($55,712)        $5,164,722
                                        ===========      ===========       ===========       ===========

BLUEFIELD GAS COMPANY                                                                          Exhibit A(1)
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 1995

                                          BLUEFIELD     COMMONWEALTH
                                                GAS           PUBLIC
                                            COMPANY          SERVICE      ELIMINATIONS      CONSOLIDATED
                                            -------          -------      ------------      ------------
LIABILITIES:

CAPITALIZATION:
Stockholders' Equity:
   Common Stock                            $49,704             $500             ($500)          $49,704
   Capital in Excess of Par Value          220,564           37,241                             257,805
   Retained Earnings                     1,228,939          416,024                           1,644,963
                                        -----------      -----------       -----------       -----------
Total Stockholders' Equity               1,499,207          453,765              (500)        1,952,472

Long-Term Debt (Less
   Current Maturities)                      50,000                                               50,000
                                        -----------      -----------       -----------       -----------
Total Capitalization                     1,549,207          453,765              (500)        2,002,472

CURRENT LIABILITIES:
Current Maturities of
   Long-Term Debt                        1,250,000                                            1,250,000
Notes Payable                              428,000                                              428,000
Dividends Payable                                                                                     0
Accounts Payable                           352,796          119,393                             472,189
Accrued Income Taxes                       245,589           32,783                             278,372
Customers' Deposits                         58,952            7,969                              66,921
Accrued Expenses                           233,818            2,438                             236,256
Refunds From Suppliers -
   Due Customers                            90,267           33,721                             123,988
Purchased Gas Adjustments                  371,603                            (75,697)          295,906
                                        -----------      -----------       -----------       -----------
Total Current Liabilities                3,031,025          196,304           (75,697)        3,151,632

DEFREERD CREDITS AND
   OTHER LIABILITIES:
Deferred income taxes                      (72,431)          64,407                              (8,024)
Deferred investment tax credits             15,181            3,461                              18,642
Other Deferred Credits                     (19,805)            (680)           20,485                 0
                                        -----------      -----------       -----------       -----------
Total deferred credits and
   other liabilities                       (77,055)          67,188            20,485            10,618

TOTAL                                   $4,503,177         $717,257          ($55,712)       $5,164,722
                                        ===========      ===========       ===========       ===========

                                                                   EXHIBIT B

                            BLUEFIELD GAS COMPANY
                           FINANCIAL DATA SCHEDULE
            Item No.    Caption Heading
            -------     ---------------

            1           Total Assets               $5,164,722
            2           Total Operating Revenues    5,250,105
            3           Net Income                    165,002

                                                                   EXHIBIT C


NOT APPLICABLE